Exhibit 6.2
________________________________

BINDING TERMS FOR CRYPTO CURRENCY PUBLICATION AND NEWSLETTER JOINT VENTURE

OCTOBER 2, 2017
________________________________

This Agreement sets forth the binding terms of a transaction involving Bitzumi, Inc. and Ibis Venture Partners LLC.

Overview:
To create a New York limited liability company, Bitzumi Publishing, LLC (“Bitzumi Publishing”) among Bitzumi, Inc. (“Bitzumi”), and Ibis Venture Partners LLC (“Ibis”) to create a joint venture to develop and operate the Publication Business (defined below).

Publication Business:
Bitzumi Publishing’s publication business will focus on becoming the leading news and information site for the crypto currency industry. The growth strategy will be based on the acquisition and roll up of existing crypto news websites, as well as developing www.ebitnews.com (or another proprietary site owned by Bitzumi Publishing). The publication business revenue stream will be based on advertising revenue and newsletter product sales (including sales under affiliate programs such as James Altucher’s newsletter on crypto currency).

Structure:
Bitzumi Publishing shall be owned (i) 50% by Bitzumi and (ii) 50% by Ibis. The Newco SPV shall be managed by a 2 member board consisting of 1 member from Bitzumi and 1 member from Ibis. Following the Reg A IPO (defined below) Bitzumi shall agree to fund a budget for acquisition and growth of Bitzumi Publishing as mutually agreed upon. The parties agree that the board shall provide mandatory distributions to Ibis based on reaching target revenue goals to be agreed upon.

Stock Option:
In connection with the joint venture, Bitzumi shall grant Yaniv Sarig and Noam Bergelson stock options for shares of Bitzumi’s common stock in aggregate which will constitute 10% of Bitzumi’s fully-diluted capitalization at the closing of the offering described below, assuming the offering is fully subscribed) at the price offered at the Reg A IPO (defined below), or the closing price of Bitzumi’s Common Stock as quoted on the OTC market at the time of issuance, if lower.

 Reg A IPO:
Bitzumi plans to file within the next 30 days a Reg A offering to raise up to $10 million (based on a minimum valuation of $35 million) and be listed on the OTC market by early 2018. Following the Reg A offering, Sarig and Bergelson shall have the option to convert their 50% membership interest in Bitzumi Publishing for equity in Bitzumi upon a valuation to be mutually agreed upon.

Start up Capital:
Bitzumi shall fund initial start-up capital for Bitzumi Publishing.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date first set forth above.

BITZUMI, INC.

By: /s/ Scot Cohen
Name: Scot Cohen
Title: CEO

Ibis Venture Partners LLC

By:  /s/ Yaniv Sarig
Name: Yaniv Sarig
Title: Manager